Exhibit 12.1
Fluidigm Corporation
Ratio of earnings to fixed charges
Fiscal Years 2013 through 2017

	Years Ended
	December 31, 2013	December 31, 2014	December 31, 2015	December 31, 2016	December 31, 2017
(In thousands)
Earnings:
Net loss attributed to common stockholders before income taxes	$(16,389)	$(57,705)	$(54,790)	$(80,177)	$(63,799)
Add: Combined fixed charges and preference dividends	1,169	7,081	8,353	8,971	8,251
Less: Capitalized interest	—	—	—	—	—

Total earnings for computation of ratio	(15,220)	(50,624)	(46,437)	(71,206)	(55,548)
Fixed Charges:
Interest expense including capitalized interest	14	5,344	5,808	5,820	5,824
Estimated interest component of rent	1,155	1,737	2,545	3,151	2,427

Total fixed charges	1,169	7,081	8,353	8,971	8,251
Combined fixed charges and preference dividends:
Interest expense including capitalized interest	14	5,344	5,808	5,820	5,824
Estimated interest component of rent	1,155	1,737	2,545	3,151	2,427
Deemed dividend	—	—	—	—	—

Total combined fixed charges and preference dividends	$1,169	$7,081	$8,353	$8,971	$8,251
Ratio of earnings to fixed charges (1)	—	—	—	—	—
Ratio of earnings to combined fixed charges and preference dividends (1)	—	—	—	—	—

(1) Earnings for the years ended December 31, 2013, 2014, 2015, 2016 and 2017 were insufficient to cover fixed charges by $16.4 million, $57.7 million, $54.8 million, $80.2 million and $63.8 million, respectively.
For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of net loss before benefit from income taxes. Fixed charges consist of interest expense and an estimate of the interest portion of rental expense. In addition, for the periods presented above, we did not have outstanding preferred securities and therefore were not required to pay any preferred security dividends.